                                                                     PAGE 1 OF
                                          INDEX OF EXHIBITS PAGE      OF
                                                                -----   ------



                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

(Mark One)

       (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1995.

                                       OR

       ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934


For the transition period from                        to
                               ----------------------    --------------------
Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Met-Coil Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Met-Coil Systems Corporation
             5486 6th Street SW
             Cedar Rapids, IA  52404

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                              REQUIRED INFORMATION

(a)  Financial Statements.   Filed as part of this Report on Form 11-K are the
     financial statements and the schedules thereto of the Met-Coil Retirement Plan as required by Form 11-K together with the report thereon of Deloitte & Touche LLP, independent auditors, dated May 29, 1996.

(b)  Exhibits:   A consent of Deloitte & Touche LLP is being filed as Exhibit
     24 to this Report.

                   MET-COIL RETIREMENT PLAN

                   FINANCIAL STATEMENTS FOR THE
                   YEARS ENDED DECEMBER 31, 1995 AND 1994,
                   SUPPLEMENTAL SCHEDULES FOR THE
                   YEAR ENDED DECEMBER 31, 1995 AND
                   INDEPENDENT AUDITORS' REPORT

MET-COIL RETIREMENT PLAN

TABLE OF CONTENTS
- ----------------------------------------------------------------------------

                                                                    PAGE
       INDEPENDENT AUDITORS' REPORT                                  1

       FINANCIAL STATEMENTS:
        Statements of Net Assets Available for Benefits
         December 31, 1995 and 1994                                  2
        Statements of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 1995 and 1994              4
        Notes to Financial Statements                                8

       SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995
        AND FOR THE YEAR THEN ENDED:
         Item 27A - Schedule of Assets Held for Investment Purposes  12
         Item 27D - Schedule of Reportable Transactions              13


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator
Met-Coil Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Met-Coil Retirement Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Plan's financial statements for the year ended December 31, 1994 were audited by other auditors whose report, dated May 19, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

May 29, 1996

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------
                                                   SUPPLEMENTAL INFORMATION BY FUND
                                 ---------------------------------------------------------------------
                                                          LARGE CAP   LARGE CAP   SMALL CAP
                                           INTERNATIONAL    VALUE      GROWTH      GROWTH    STABLE
                                 BALANCED      EQUITY      EQUITY      EQUITY      EQUITY    VALUE
                                   FUND         FUND        FUND        FUND        FUND     FUND
ASSETS

INVESTMENTS:
  Investments at fair value     $1,479,048    $116,981    $267,540     $ 746,971  $549,963 $3,897,034
  Loans to participants
                                 ---------     -------     -------     ---------   -------  ---------
       Total investments         1,479,048     116,981     267,540       746,971   549,963  3,897,034
                                 ---------     -------     -------     ---------   -------  ---------
RECEIVABLES:
  Employer contributions
  Participants' contributions       11,883       2,256       4,613         8,674    11,083     16,646
                                 ---------     -------     -------     ---------   -------  ---------
       Total receivables            11,883       2,256       4,613         8,674    11,083     16,646

TEMPORARY CASH INVESTMENT            6,603
                                 ---------     -------     -------     ---------   -------  ---------

NET ASSETS AVAILABLE FOR
  BENEFITS (Note 5)             $1,497,534    $119,237    $272,153     $ 755,645  $561,046 $3,913,680
                                 =========     =======     =======     =========  ========  =========


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- ---------------------------------------------------------------------------
                                     SUPPLEMENTAL INFORMATION BY FUND
                                -------------------------------------------
                                                MET-COIL
                                                 SYSTEMS
                                               CORPORATION
                                PARTICIPANT      COMMON
                                   LOANS          STOCK         TOTAL

ASSETS

INVESTMENTS:
  Investments at fair value                     $306,040      $7,363,577
  Loans to participants          $147,559                        147,559
                                  -------        -------       ---------
       Total investments          147,559        306,040       7,511,136
                                  -------        -------       ---------
RECEIVABLES:
Employer contributions                            95,868          95,868
Participants' contributions                                       55,155
                                  -------        -------       ---------
       Total receivables                          95,868         151,023

TEMPORARY CASH INVESTMENTS                                         6,603
                                  -------        -------       ---------

NET ASSETS AVAILABLE FOR
  BENEFITS (Note 5)              $147,559       $401,908      $7,668,762
                                  =======        =======       =========

- ------------------------------
See notes to financial statements.

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

- ------------------------------------------------------------------------------------------------
                                                   SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------

                                                     SCHWAB            SCHWAB         SCHAWB
                                                   INTERNATIONAL       GROWTH         GENERAL
                                    BALANCED         EQUITY            EQUITY           BOND
                                      FUND            FUND              FUND            FUND
ASSETS

INVESTMENTS:
  Investments at fair value       $1,406,873          $166,217       $701,437      $153,638
  Loans to participants
                                   ---------           -------       --------       -------
       Total investments           1,406,873           166,217        701,437       153,638
                                   ---------           -------       --------       -------
RECEIVABLES:
  Employer contributions
  Participants' contributions         16,637             5,050         13,820         2,856
                                   ---------           -------       --------       -------
       Total receivables              16,637             5,050         13,820         2,856

TEMPORARY CASH INVESTMENTS            54,048             9,369         20,116         3,960
                                   ---------           -------       --------       -------
NET ASSETS AVAILABLE FOR
 BENEFITS (Note 5)                $1,477,558          $180,636       $735,373      $160,454
                                  ==========          ========       ========      ========


See notes to financial statements.



MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------------------------------
                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                             --------------------------------------------------------------------------
                                                                                           MET-COIL
                                             AGGRESSIVE                                    SYSTEMS
                                               GROWTH        STABLE                      CORPORATION
                                               EQUITY          VALUE      PARTICIPANT      COMMON
                                                FUND           FUND          LOANS          STOCK              TOTAL
ASSETS

INVESTMENTS:
  Investments at fair value                   $189,347       $3,345,427                   $464,661          $6,427,600
  Loans to participants                                                    175,237                             175,237
                                              --------        ---------    -------        --------           ----------
       Total investments                       189,347        3,345,427    175,237         464,661           6,602,837
                                              --------        ---------    -------         -------           ----------
RECEIVABLES:
  Employer contributions                                                                    90,877              90,877
  Participants' contributions                    6,784           22,216                                         67,363
                                              --------          -------    -------        ----------         ---------
       Total receivables                         6,784           22,216                     90,877             158,240

TEMPORARY CASH INVESTMENTS                      10,520                                      25,559             123,572
                                              --------        ---------    -------        --------          ----------
NET ASSETS AVAILABLE FOR
 BENEFITS (Note 5)                            $206,651       $3,367,643   $175,237        $581,097          $6,884,649
                                             =========       ===========  =========        ========         ==========


See notes to financial statements.




MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------


                                                                             SUPPLEMENTAL INFORMATION BY FUND
                                                         ----------------------------------------------------------------------
                                                                                  LARGE CAP LARGE CAP   SMALL CAP
                                                                   INTERNATIONAL    VALUE   GROWTH        GROWTH       STABLE
                                                         BALANCED     EQUITY       EQUITY   EQUITY        EQUITY       VALUE
                                                            FUND       FUND         FUND     FUND          FUND        FUND
INVESTMENT INCOME:
 Interest and dividends                                  $  97,087   $  4,888     $  9,139  $ 32,555     $ 79,890   $  195,852
 Net appreciation (depreciation) in
  fair value of investments                                164,135       (940)       4,955    (8,921)     (40,342)      17,819
                                                        ----------    -------       -------   -------      -------  -----------
       Total investment income                             261,222      3,948       14,094    23,634       39,548      213,671
                                                        ----------    -------       -------   -------      -------  -----------
CONTRIBUTIONS:
 Employer
 Participants                                              188,454     10,706       22,675    54,095       50,057      136,135
                                                        ----------    -------      -------   -------      -------   -----------
       Total contributions                                 188,454     10,706       22,675    54,095       50,057      136,135
                                                        ----------    -------      -------   -------      -------   -----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                   (23,001)                                                   (378,228)
                                                        ----------    -------      -------   -------      -------   -----------
OTHER:
 Transfer of assets between investment managers           (128,768)   103,713      233,355   674,135      466,709      129,641
 Transfer of assets due to participant elections, net     (277,563)                                                    438,918
 Disbursements of participant loans                        (17,930)                                                     (3,600)
 Repayments of participant loans                            17,562        870        2,029     3,781        4,732        9,500
                                                        ----------    -------      -------   -------      -------   -----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                    19,976    119,237      272,153   755,645      561,046      546,037

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR                          1,477,558                                                   3,367,643
                                                        ----------    -------      -------   -------      -------   ----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                               $1,497,534   $119,237     $272,153  $755,645     $561,046   $3,913,680
                                                        ==========   ========     ========   =======     ========   ==========

                                                                                                                      (Continued)


MET-COIL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (CONCLUDED)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                                -----------------------------------------------------------------------
                                                                  MET-COIL
                                                                  SYSTEMS           SCHWAB          SCHWAB       SCHWAB
                                                                CORPORATION      INTERNATIONAL      GROWTH       GENERAL
                                                 PARTICIPANT       COMMON            EQUITY         EQUITY        BOND
                                                     LOANS         STOCK              FUND           FUND         FUND
INVESTMENT INCOME:
  Interest and dividends                                           $     847       $    (163)    $  3,769     $   7,655

  Net appreciation (depreciation) in
   fair value of investments                                        (507,343)         16,998      151,912         9,391
                                                                  -----------      ---------    ---------     -----------
        Total investment income                                     (506,496)         16,835      155,681        17,046
                                                                  -----------      ---------    ---------     -----------
CONTRIBUTIONS:
  Employer                                                           374,312
  Participants                                                                        34,050       86,599        19,302
                                                                  ----------       ---------    ---------     -----------
        Total contributions                                          374,312          34,050       86,599        19,302
                                                                  ----------       ---------    ---------     -----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                             (48,535)       (28,393)     (25,343)        (4,557)
                                                                  -----------      ---------    ---------     -----------
OTHER:
  Transfer of assets between investment managers                                   (187,925)    (878,110)      (157,417)
  Transfer of assets due to participant elections,
   net                                                                 1,530        (18,366)     (76,503)       (35,645)
  Disbursements of participant loans                    $34,890                        (620)     (10,500)        (1,600)
  Repayments of participant loans                       (62,568)                      3,783       12,803          2,417
                                                       --------    ----------      ---------    ---------     -----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                (27,678)    (179,189)      (180,636)    (735,373)      (160,454)

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR                         175,237      581,097        180,636      735,373        160,454
                                                        --------    ---------      ---------    ---------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                              $147,559     $401,908       $   -         $   -        $    -
                                                       ========     =========      =========     =========    ===========



MET-COIL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (CONCLUDED)
- ------------------------------------------------------------------------------------------------------------------------------------
                                           SUPPLEMENTAL
                                        INFORMATION BY FUND
                                        -------------------
                                            AGGRESSIVE
                                              GROWTH
                                              EQUITY
                                               FUND                       TOTAL
INVESTMENT INCOME:                        $       755                 $    432,274
  interest and dividends
Net appreciation (depreciation) in
  fair value of investimets                    45,104                     (147,232)
       Total investment income            ------------                 -------------
                                               45,859                      285,042
                                          ------------                 -------------
CONTRIBUTIONS:                                                             374,312
  Employer                                     45,024                      647,097
                                          ------------                 -------------
  Participants                                 45,024                    1,021,409
                                          ------------                 -------------
       Total contributions                    (14,281)                    (522,338)
                                          -------------                -------------
OTHER:
  Transfer of assets between
  investment managers                        (255,333)
  Transfer of assets due to
  participant elections, net                  (32,371)
  Disbursements of participant
  loans                                          (640)
  Repayments of participant
  loans
                                                5,091
                                            ---------                  -------------


INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                     (206,651)                      784,113

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR               206,651                     6,884,649
                                           ----------                  -------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                 $    -                      $  7,668,762
                                          ===========                  =============



See notes to financial statements.

MET-COIL RETIREMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                                                      ------------------------------------------------------------
                                                                                        SCHWAB          SCHWAB          SCHWAB
                                                                                     INTERNATIONAL      GROWTH          GENERAL
                                                                       BALANCED         EQUITY          EQUITY           BOND
                                                                         FUND            FUND            FUND            FUND
INVESTMENT INCOME:
 Interest and dividends                                              $   41,069       $  5,613         $ 33,927       $  2,405
 Net appreciation (depreciation) in
  fair value of investments                                             (62,390)       (14,608)         (53,916)        (4,858)
                                                                     ----------       --------         --------       --------
       Total investment income                                          (21,321)        (8,995)         (19,989)        (2,453)
                                                                     ----------       --------         --------       --------
CONTRIBUTIONS:
 Employer
 Participants                                                            93,951         27,630           75,048         46,072
                                                                     ----------       --------         --------       --------
       Total contributions                                               93,951         27,630           75,048         46,072
                                                                     ----------       --------         --------       --------

BENEFITS PAID TO TERMINATED PARTICIPANTS                                (32,696)                           (704)
                                                                     ----------       --------         --------       --------
OTHER:
 Transfer of assets between investment managers                       1,247,778        155,407          669,507        140,160
 Transfer of assets due to participant elections, net                   185,947          4,726            7,422        (26,326)
 Disbursements of participant loans                                      (1,000)                         (1,890)        (3,000)
 Repayments of participant loans                                          4,899          1,868            5,979          6,001
                                                                     ----------       --------         --------       --------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                                               1,477,558        180,636          735,373        160,454

NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR
                                                                     ----------       --------         --------       --------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                                             $1,477,558       $180,636         $735,373       $160,454
                                                                     ==========       ========         ========       ========


MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------
                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                                     ---------------------------------
                                                                      AGGRESSIVE
                                                                        GROWTH              STABLE
                                                                        EQUITY               VALUE
                                                                         FUND                 FUND

INVESTMENT INCOME:
 Interest and dividends                                                $ 13,156           $   74,313
 Net appreciation (depreciation) in
  fair value of investments                                             (17,170)               6,277
                                                                       --------           ----------
       Total investment income                                           (4,014)              80,590
                                                                       --------           ----------
CONTRIBUTIONS:
 Employer
 Participants                                                            35,859               44,618
                                                                       --------           ----------
       Total contributions                                               35,859               44,618
                                                                       --------           ----------

BENEFITS PAID TO TERMINATED PARTICIPANTS                                                    (286,981)
                                                                       --------           ----------
OTHER:
 Transfer of assets between investment managers                         168,034            3,350,789
 Transfer of assets due to participant elections, net                     4,291             (184,954)
 Disbursements of participant loans                                        (500)              (6,000)
 Repayments of participant loans                                          2,981                1,474
                                                                       --------           ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                                                 206,651            2,999,536

NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                                                               368,107
                                                                       --------           ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                                               $206,651           $3,367,643
                                                                       ========           ==========

                                                                                          (Continued)


MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (CONCLUDED)
- -----------------------------------------------------------------------------------------------------------------------------
                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                                      -----------------------------------------------------------------------
                                                                       MET-COIL
                                                                       SYSTEMS                         SCI           SCI
                                                                     CORPORATION          SCI         FIXED          MONEY
                                                      PARTICIPANT       COMMON          BALANCED      INCOME         MARKET
                                                         LOANS          STOCK             FUND        FUND          FUND
INVESTMENT INCOME:
  Interest and dividends                                               $      558      $  44,877     $ 10,269     $       595
  Net appreciation (depreciation) in
   fair value of investments                                              (28,587)      (136,014)     (19,565)
                                                                       -----------      ---------    ---------     -----------
        Total investment income                                           (28,029)       (91,137)      (9,296)            595
                                                                       -----------      ---------    ---------     -----------
CONTRIBUTIONS:
  Employer                                                                366,645
  Participants                                                                           172,430       30,802           5,962
                                                                       ----------       ---------    ---------     -----------
        Total contributions                                               366,645        172,430       30,802           5,962
                                                                       ----------       ---------    ---------     -----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                                  (41,055)    (1,096,196)    (256,100)        (78,860)

OTHER:
  Transfer of assets between investment managers                                      (2,418,193)    (351,606)        (29,162)
  Transfer of assets due to participant elections,
   net                                                                     10,787          3,254       (5,193)         (1,977)
  Disbursements of participant loans                    $136,690                         (67,200)      (6,100)           (200)
  Repayments of participant loans                        (75,595)                         47,488        1,465             380
                                                        --------       ----------      ---------    ---------     -----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                             61,095          308,348     (3,449,554)    (596,028)       (103,262)

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR                          114,142          272,749      3,449,554      596,028         103,262
                                                         --------      ----------      ---------    ---------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                               $175,237       $  581,097      $   -         $   -        $   -
                                                        ========       ==========      =========     =========    ===========

MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (CONCLUDED)
- --------------------------------------------------------------------------------------------------------------------------------
                                                               SUPPLEMENTAL INFORMATION BY FUND
                                                          -------------------------------------------
                                                               SCI                        DEPOSIT
                                                              EQUITY                  ADMINISTRATION
                                                               FUND                       CONTRACT                 TOTAL
INVESTMENT INCOME:
  Interest and dividends                                  $     5,315                 $     128,680            $    360,777
  Net appreciation (depreciation) in
   fair value of investments                                  (19,928)                                             (350,759)

       Total investment income                            ------------                 -------------          -------------
                                                              (14,613)                      128,680                  10,018
                                                          ------------                 -------------          -------------
CONTRIBUTIONS:
  Employer                                                                                                          366,645
  Participants                                                 50,066                                               582,438
                                                          ------------                 -------------           ------------
       Total contributions                                     50,066                                               949,083
                                                          -------------                -------------           ------------
BENEFITS PAID TO TERMINATED
 PARTICIPANTS                                                (391,894)                                           (2,184,486)

OTHER:
  Transfer of assets between investment managers             (311,616)                   (2,621,098)
  Transfer of assets due to participant elections,
   net                                                          2,023
  Disbursements of participant loans                          (50,800)
  Repayments of participant loans                               3,060
                                                            -----------                -------------           -----------


INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                                (713,774)                   (2,492,418)             (1,225,385)

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR                               713,774                     2,492,418               8,110,034
                                                            ---------                    ------------              ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                                 $  -                        $     -                    $6,884,649
                                                          ===========                  =============              ==========



See notes to financial statements.

MET-COIL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------
1.   DESCRIPTION OF PLAN

     The following description of the Met-Coil Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan covering substantially all of the employees of Met-Coil Systems Corporation (the "Company") and subsidiaries who have one year of service and are age 21 or older. Each eligible employee of the Company shall initially become eligible to participate in the Plan on the first day of the calendar quarter following the end of the 12-month period in which the employee has not less than 1,000 hours of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and, where applicable, an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

     CONTRIBUTIONS - Participants may contribute up to 15% of their annual wages before bonuses and commissions. Participants may change their contribution percentage as of the first day of any calendar quarter.

     The Company contributes to the Plan an amount equal to 2% of eligible employee compensation. Also, the Company matches 100% of the first 3% of compensation contributed as an elective deferral by a participant. The Company makes no contributions for the Lockformer Company bargaining unit employees. Iowa Precision Industries, Inc. bargaining unit employees receive employer contributions, as specified in the Collective Bargaining Agreement.

     Additional amounts may be contributed at the discretion of the Company's Board of Directors.

     Employee contributions are invested in accordance with instructions of the participants. Employer contributions are invested in the Company's common stock.

   INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments to any one or more of the following funds:

       BALANCED FUND - The fund invests primarily in large capitalization, high-quality common stocks and in fixed income senior securities rated within the first four highest categories established by Moody's Investors Service or Standard & Poor's Corporation.

       INTERNATIONAL EQUITY FUND - The fund invests primarily in equity securities of companies domiciled outside the United States.

       LARGE CAP VALUE EQUITY FUND - The fund invests primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

       LARGE CAP GROWTH EQUITY FUND - The fund invests primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

       SMALL CAP GROWTH EQUITY FUND - The fund invests primarily in common stocks of companies with total market capitalization less than $1 billion at the time of purchase.

       STABLE VALUE FUND - The fund is a portfolio of investment contracts issued by high quality life insurance and investment companies. The fund may also invest in units of other guaranteed investment contract collective funds.

       LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds designated by the participant and the loan fund. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan, plus 1%. Principal and interest is paid through payroll deductions.

   PAYMENT OF BENEFITS - Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her account.

   ADMINISTRATIVE COSTS - Certain administrative costs of the Plan are paid by the Company and are not reflected in the financial statements of the Plan. Administrative costs paid by the Plan are reported as a reduction of investment income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The accounting records of the Plan are maintained on an accrual basis.

   PARTICIPANT WITHDRAWALS - Participant withdrawals are recorded on the cash basis.

   VALUATION OF INVESTMENTS - Investments in corporate common stocks are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Guaranteed investment contracts and participant loans are valued at cost plus accrued interest, which approximates fair value.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported value of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4. INVESTMENTS

   Individual investments representing 5% or more of the fair value of net assets available for benefits as of December 31, 1995 and 1994 are as follows:



                                                            1995         1996

     Firstar Bank - Guaranteed Investment Contract  -
      Variable                                           $2,104,738   $1,815,908
     Smith Barney Shearson - Guaranteed Investment
      Contract - Variable                                 1,792,296    1,529,519
     Met-Coil Systems Corportion Common Stock               306,040      464,661
     CG Capital Markets Funds:
         Balanced Fund                                    1,479,048
         Large Cap Growth Equity Fund                       746,971
         Small Cap Growth Equity Fund                       549,963



5.   PARTICIPANT TERMINATIONS

     For the years ended December 31, 1995 and 1994, respectively, the Plan had $61,391 and $50,424 of net assets available for benefits allocated to participants who had withdrawn from the Plan, but had not disbursed the funds to participants.

6.   BENEFIT PAYMENTS

     In December 1993, the Company sold its Roper Whitney subsidiary.
     During 1994, benefit payments included cash payments of $1,568,252 to the Roper Whitney participants. In addition, 8,512 shares of the Company's common stock were distributed to Roper Whitney participants.

7. TAX STATUS

   The Company obtained its latest determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's management believes that the Plan is currently designed and being operated in accordance with applicable rules and regulations of the Internal Revenue Code, therefore, no provision for income taxes has been included in the Plan's financial statements.

8. SUBSEQUENT EVENT

   In February 1996, the Company sold its Rowe Machinery & Automation subsidiary. During May 1996, $901,856 was transferred to the new employer's retirement plan in a trust-to-trust transfer. In addition, approximately 65,000 shares of the Company's common stock will be liquidated and funds will be transferred during 1996 to the new employer's retirement plan.

                                   * * * * *

MET-COIL RETIREMENT PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------
                                                   DESCRIPTION OF INVESTMENT
        IDENTITY OF ISSUER, BORROWER            INCLUDING MATURITY DATE, INTEREST                                CURRENT
          LESSOR OR SIMILAR PARTY                RATE AND PAR OR MATURITY VALUE            COST                   VALUE

Balanced Fund:
  CG Capital Markets - Balanced Investments      153,588 mutual fund shares              $1,438,947             $ 1,479,048

International Equity Fund:
  CG Capital Markets - International Equity
   Investments                                   11,237 mutual fund shares                  117,920                 116,981

Large Cap Value Equity Fund:
  CG Capital Markets - Large Cap Value
   Investments                                   24,388 mutual fund shares                  262,586                 267,540

Large Cap Growth Equity Fund:
  CG Capital Markets - Large Cap Growth
   Investments                                   60,977 mutual fund shares                  755,899                 746,971

Small Cap Growth Equity Fund:
 CG Capital Markets - Small Cap Growth
  Investments                                    34,918 mutual fund shares                  590,321                 549,963

Employer Securities:
 Met-Coil Systems Corporation*                   306,404 shares                             845,283                 306,040

Stable Value Fund:
  Firstar                                        Variable                                 2,104,738               2,104,738
  Smith Barney                                   Variable                                 1,792,296               1,792,296

Participant Loans:
  Various participants*                          6.5%-10%, due at various dates             147,559                 147,559
                                                                                         ----------              ----------

Total Investments                                                                        $8,055,549              $7,511,136
                                                                                         ==========              ==========

*  Indicates party-in-interest to the Plan.

MET-COIL RETIREMENT PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                                                                                                              VALUE
                                                                                                             OF ASSET ON
   IDENTITY OF             DESCRIPTION            NUMBER OF    PURCHASE   NUMBER OF   SELLING    COST OF     TRANSACTION   NET GAIN
  PARTY INVOLVED            OF ASSETS             PURCHASES     PRICE      SALES      PRICE      ASSET          DATE        (LOSS)

CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.
Smith Barney            Small Cap Growth Equity Fund    1      $466,709                            $ 466,709     $466,709
Smith Barney            Large Cap Growth Equity Fund    1       674,135                              674,135      674,135
Smith Barney            Balanced Fund                   1       985,275                              985,275      985,275

CATEGORY (iii) - SERIES OF TRANSACTIONS  IN EXCESS OF 5% OF PLAN ASSETS.

Firstar Bank            Employee Benefit Stable
                         Asset Fund                     10      551,600                              551,600      551,600
Firstar Bank            Employee Benefit Stable
                          Asset Fund                                            18       $389,332    378,508      389,332  $ 10,824
Firstar Bank            Financial Square Trust
                         Prime Obligations Fund          4      211,383                              211,383      211,383
Firstar Bank            Financial Square Trust
                         Prime Obligations Fund                                  8        211,402    211,402      211,402
Smith Barney            Small Cap Growth Equity Fund     7      590,828                              590,828      590,828
Smith Barney            Small Cap Growth Equity Fund                             1            523        513          523        10
Smith Barney            Large Cap Growth Equity Fund     8      756,631
Smith Barney            Large Cap Growth Equity Fund                             1            739        731          739         8
Smith Barney            Balanced Fund                   10    1,120,652                            1,120,652    1,120,652
Smith Barney            Balanced Fund                                            2          4,446      4,333        4,446       113
Charles Schwab & Co.    Growth Equity Fund -
                         William Blair Growth Shares     2      274,182                              274,182      274,182
Charles Schwab & Co.    Growth Equity Fund -
                         William Blair Growth Shares                             2        343,952    274,177      343,952    69,775

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.

                           MET-COIL RETIREMENT PLAN

                                  FORM 11-K

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           MET-COIL RETIREMENT PLAN




            Date:  June 21, 1996  By:    Patricia R. Kilpatrick/s/
                                       ----------------------------
                                       Patricia R. Kilpatrick
                                       Industrial Relations Manager

                            MET-COIL RETIREMENT PLAN

                                   FORM 11-K

                                 EXHIBIT INDEX


      Exhibit                                                       Page
      Number                               Exhibit                  Number
      ------------------------------------------------------------  ------

      24                       Consent of Deloitte & Touche LLP.
